Exhibit 2.3

AGREEMENT AND PLAN OF MERGER

among

FISERV, INC.,

BRAVES ACQUISITION CORP.

and

CHECKFREE CORPORATION

Dated as of August 2, 2007

-ii-

-iii-

AGREEMENT AND PLAN OF MERGER, dated as of August 2, 2007 (this “Agreement”), among FISERV, INC., a Wisconsin corporation (“Parent”), BRAVES ACQUISITION CORP., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and CHECKFREE CORPORATION, a Delaware corporation (the “Company”).

W I T N E S S E T H :

WHEREAS, the parties intend that Merger Sub be merged with and into the Company, with the Company surviving that merger on the terms and subject to the conditions set forth in this Agreement (the “Merger”);

WHEREAS, the Board of Directors of the Company has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend adoption of this Agreement by the stockholders of the Company;

WHEREAS, the Board of Directors of Parent and the Board of Directors of Merger Sub have each approved this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement;

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the transactions contemplated by this Agreement and also to prescribe certain conditions to the Merger as specified herein; and

WHEREAS, simultaneously with the execution and delivery of this Agreement, in connection with the transactions contemplated hereby, the Company has entered into employment agreements (the “Employment Agreements”) with each of Peter J. Kight, Michael P. Giannoni, David E. Mangum, Alex Hart, Stephen Olsen, Randal A. McCoy and Jardon Bouska (the “Key Employees”) with respect to their employment with the Company following the Closing (as defined below).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. At the Effective Time (as hereinafter defined), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Parent.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York at 10:00 a.m., local time, on a date to be specified by the parties (the “Closing Date”) which shall be no later than the second Business Day after the satisfaction or waiver (to the extent permitted by applicable Law (as hereinafter defined)) of the conditions set forth in ARTICLE VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place or at such other date or time as the parties hereto may mutually agree.

Section 1.3 Effective Time. On the Closing Date, the Company shall cause the Merger to be consummated by executing, delivering and filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and other applicable Delaware Law. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later date or time as may be agreed by Parent and the Company in writing and specified in the Certificate of Merger in accordance with the DGCL (such time as the Merger becomes effective is referred to herein as the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

Section 1.5 Certificate of Incorporation and By-laws of the Surviving Corporation.

(a) The certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof, hereof and applicable Law, in each case consistent with the obligations set forth in Section 5.9.

(b) The by-laws of Merger Sub, as in effect at the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof, hereof and applicable Law, in each case consistent with the obligations set forth in Section 5.9.

Section 1.6 Directors. Subject to applicable Law, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.7 Officers. The officers of the Company immediately prior to the Closing Date shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.8 Reservation of Right to Revise Structure. Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, Parent may revise the structure of the Merger or otherwise revise the method of effecting the Merger and related transactions, in any such case in its sole discretion; provided, however, that no such revision shall

(a) alter or change the amount or kind of the Merger Consideration or alter or change adversely the treatment of the holders of Company Common Stock or Company Stock Options, (b) alter or change Parent’s or the Company’s obligations hereunder, or (c) materially impede or delay consummation of the transactions contemplated by this Agreement. In the event Parent makes such an election, Parent shall provide the Company with reasonable notice of such revision and the parties shall execute an appropriate amendment to this Agreement in order to reflect such revision.

ARTICLE II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any securities of the Company, Parent or Merger Sub:

(a) Parent Common Stock. Each share of common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”) issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

(b) Conversion of Company Common Stock. Subject to Sections 2.1(c), 2.1(e) and 2.1(f), each issued and outstanding share of common stock, par value $0.01, of the Company outstanding immediately prior to the Effective Time (such shares, collectively, “Company Common Stock”, and each, a “Share”) together with the associated Rights (as defined herein), other than any Cancelled Shares (as defined, and to the extent provided in Section 2.1(c)) and any Dissenting Shares (as defined, and to the extent provided in Section 2.1(f)), shall thereupon be automatically converted into the right to receive $48.00 in cash, without interest (the “Merger Consideration”). All Shares, together with the associated Rights, that have been converted into the right to receive the Merger Consideration as provided in this Section 2.1(b) shall be automatically cancelled and shall cease to exist, and the holders of certificates which immediately prior to the Effective Time represented such Shares (and associated Rights) shall cease to have any rights with respect to such Shares and Rights other than the right to receive the Merger Consideration.

(c) Cancelled Shares. Each Share that is owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time, if any, or held by the Company or any Subsidiary of the Company immediately prior to the Effective Time (in each case, other than any such Shares held on behalf of third parties) (the “Cancelled Shares”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation and retirement.

(d) Merger Sub Common Stock. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(e) Adjustments. If at any time during the period between the date of this Agreement and the Effective Time any change in the outstanding shares of capital stock of the Company, or in the securities convertible or exchangeable into or exercisable for shares of capital stock, shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, merger or other similar transaction, the Merger Consideration shall be equitably adjusted to reflect such change; provided that nothing in this Section 2.1(e) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(f) Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by a stockholder who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the applicable provisions of Section 262 of the DGCL (the “Dissenting Stockholders”), shall not be converted into or be exchangeable for the right to receive the Merger Consideration (the “Dissenting Shares”), but instead such holder shall be entitled to payment for such shares in accordance with the applicable provisions of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the right to receive the appraised value of such Dissenting Shares in accordance with the applicable provisions of the DGCL), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost rights to appraisal under the DGCL. If any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder’s shares of Company Common Stock shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration for each such share of Company Common Stock, in accordance with Section 2.1(b), without any interest thereon. The Company shall give Parent (i) prompt notice of any written demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal and (ii) the opportunity to participate in negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle, or offer or agree to settle, any such demand for payment.

Section 2.2 Exchange of Certificates.

(a) Exchange Agent. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a U.S. bank, trust company or registrar and transfer agent that shall be appointed by Parent and approved in advance by the Company (such approval not to be unreasonably withheld) to act as a exchange agent hereunder (the “Exchange Agent”) immediately available funds equal to the aggregate Merger Consideration (the “Exchange Fund”) and Parent shall instruct the Exchange Agent to timely pay the Merger Consideration in accordance with this Agreement.

(b) Delivery of Merger Consideration.

(i) As soon as reasonably practicable after the Effective Time and in any event not later than the second Business Day following the Effective Time, the Exchange Agent shall mail to each holder of record of Shares whose Shares (together with associated Rights) were converted into the Merger Consideration pursuant to Section 2.1, (A) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the certificates that immediately prior to the Effective Time represented Shares (“Certificates”) shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificates) to the Exchange Agent and shall be substantially in such form and have such other provisions as specified by Parent and the Exchange Agent (the “Letter of Transmittal”) and (B) instructions for use in surrendering Certificate(s) or non-certificated Shares represented by book-entry (“Book-Entry Shares”) in exchange for the Merger Consideration upon surrender of such Certificate or Book-Entry Shares.

(ii) Upon surrender to the Exchange Agent of its Certificate or Certificates (or effective affidavits of loss and customary security bonds, to the extent required by Parent’s then-current policies, in lieu thereof) or Book-Entry Shares, accompanied by a properly completed Letter of Transmittal, a holder of Company Common Stock will be entitled to receive promptly after the Effective Time (after giving effect to any required Tax withholdings) the Merger Consideration in respect of the shares of Company Common Stock represented by its Certificate or Certificates or Book-Entry Shares. No interest will be paid or accrued on any amount payable upon due surrender of Certificates or Book-Entry Shares. Until so surrendered, each such Certificate or Book-Entry Shares shall represent after the Effective Time, for all purposes, only the right to receive the Merger Consideration upon surrender of such Certificate or Book-Entry Shares in accordance with this ARTICLE II.

(iii) The Surviving Corporation, Parent and the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of U.S. state, local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity (as hereinafter defined), such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding were made.

(iv) In the event of a transfer of ownership of a Certificate representing Company Common Stock that is not registered in the stock transfer records of the Company, the proper amount of cash shall be paid to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Company Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a person other than the registered holder of the Certificate or establish to the satisfaction of Parent that the Tax has been paid or is not applicable.

(c) Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or Parent for transfer, they shall be cancelled and exchanged for the Merger Consideration to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article II.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Shares for one year after the Effective Time shall be delivered to the Surviving Corporation upon demand, and any former holders of Shares who have not surrendered their Shares in accordance with this Section 2.2 shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration, without any interest thereon, upon due surrender of their Shares.

(e) No Liability. Notwithstanding anything herein to the contrary, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Investment of Exchange Fund. The Exchange Agent shall invest all cash included in the Exchange Fund in cash, cash equivalents and investment funds investing primarily in government securities as reasonably directed by Parent; provided, however, that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this ARTICLE II. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation pursuant to Section 2.2(d).

(g) Lost Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of an indemnity agreement with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

Section 2.3 Effect of the Merger on Company Stock Options, Company Restricted Shares and Deferred Equity Units; ASPP. Except for Company Stock Options and Company Restricted Shares (each, as defined below) as to which the treatment in the Merger has been or is hereafter separately agreed by Parent and the holder thereof, which Company Stock Options and Company Restricted Shares shall be treated as so agreed:

(a)(i) With respect to the holders of any outstanding options to purchase Shares (each, a “Company Stock Option”) under the Company Stock Plans who are Key Employees, at the Effective Time, each then unvested Company Stock Option held by such Key Employee, shall be converted into an option to acquire a number of shares of Parent Common Stock equal to the product (rounded down to the nearest whole number) of (x) the number of Shares subject to such Company Stock Option immediately prior to the Effective Time and

(y) the Conversion Number, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per Share of such Company Stock Option immediately prior to the Effective Time divided by (B) the Conversion Number; provided, however, that the exercise price and the number of shares of Parent Common Stock purchasable pursuant to such Company Stock Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any Company Stock Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided above, following the Effective Time, each converted Company Stock Option shall continue to be governed by the same terms and conditions as were applicable under such Company Stock Option immediately prior to the Effective Time. “Conversion Number” means the quotient of (1) $48.00 and (2) the average, rounded to the nearest tenth of a cent, of the closing sale prices of Parent Common Stock on the Nasdaq Stock Market as reported by The Wall Street Journal for the five full trading days immediately preceding (but not including) the date of the Effective Time.

(ii) Except as specifically provided above, any other Company Stock Option, whether or not then vested or exercisable, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, become fully vested (based on a deemed achievement of performance awards at the maximum level) and, subject to the terms of the Company Stock Plans, be converted into the right to receive a payment in cash, payable in U.S. dollars and without interest, equal to the product of (i) the excess, if any, of (x) the Merger Consideration over (y) the exercise price per share of Company Common Stock subject to such Company Stock Option, multiplied by (ii) the number of shares of Company Common Stock for which such Company Stock Option shall not theretofore have been exercised, whether or not then vested or exercisable. The Surviving Corporation shall pay the holders of Company Stock Options the cash payments described in this Section 2.3(a) on or as soon as reasonably practicable after the Closing Date, but in any event within three (3) Business Days following the Closing Date.

(b)(i) With respect to the holders of any award of restricted or performance restricted Company Common Stock (each, a “Company Restricted Share”) who are Key Employees, each Company Restricted Share held by such Key Employee which is outstanding immediately prior to the Effective Time shall be converted into restricted shares of Parent Common Stock determined by multiplying the number of Company Restricted Shares by the Conversion Number. Such restricted shares of Parent Common Stock shall be subject to the same terms and conditions as were applicable under such Company Restricted Share. The Company shall take all necessary actions to ensure that, from and after the Effective Time, the Parent (or its assignee) shall be entitled to exercise any repurchase option, vesting schedule or other rights set forth in the restricted stock agreements, vesting schedules or any other agreement. (ii) Except as expressly provided above, any other award of Company Restricted Shares and any accrued stock dividends shall vest in full (based on a deemed achievement of performance awards at the maximum level) and be converted into the right to receive the Merger Consideration as provided in Section 2.1(b). The Surviving Corporation will vest and pay all cash dividends accrued but unpaid on such Company Restricted Shares to the holders thereof within three (3) Business Days after the Effective Time.

(c) The Surviving Corporation shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Section 2.3 to any holder of Company Stock Options or Company Restricted Shares such amounts as the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law, and the Surviving Corporation shall make any required filings with and payments to Tax authorities relating to any such deduction or withholding. To the extent that amounts are so deducted and withheld by the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Stock Options or Company Restricted Shares in respect of which such deduction and withholding was made by the Surviving Corporation.

(d) No later than seven days prior to the Effective Time, the then-current Offering Period (as defined in the Company’s Associate Stock Purchase Plan (the “ASPP”)) shall terminate (the “Final Date”) and each participant therein shall be entitled to apply the payroll deductions of such participant accumulated as of the Final Date for the then-current Offering Period to the purchase of whole shares of Company Common Stock in accordance with the terms of the ASPP, which number of shares shall be canceled and be converted into the right to receive the Merger Consideration as provided in Section 2.1(b).

(e) Immediately prior to the Effective Time, all amounts held in participant accounts and denominated in Company Common Stock either under the Company’s Nonqualified Deferred Compensation Plan (as amended through the date hereof) or pursuant to individual deferred compensation agreements, shall vest in full and be converted into the right to receive the Merger Consideration, based on the number of shares of Company Common Stock deemed held in such participant accounts (“Deferred Equity Units”). Such obligation shall be payable or distributable in accordance with the terms of the agreement, plan or arrangement relating to such Deferred Equity Units and prior to the time of any distribution, such deferred amounts shall be permitted to be deemed invested in another investment option under the applicable agreement, plan or arrangement.

(f) Prior to or at the Effective Time, the Compensation Committee of the Board of Directors of the Company shall make such adjustments and determinations and shall adopt any resolutions and take any corporate actions with respect to the Company Stock Options, Company Restricted Shares, the ASPP and Deferred Equity Units to implement the foregoing provisions of this Section 2.3. The Company shall take all actions necessary to ensure that after the Effective Time, neither Parent nor the Surviving Corporation will be required to deliver shares of Company Common Stock or other capital stock of the Company to any person pursuant to or in settlement of Company Stock Options, Company Restricted Shares, Deferred Equity Units or any other stock-based award.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in, and reasonably apparent from, any report, schedule, form or other document filed with, or furnished to, the SEC and publicly available since June 30, 2004 and prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section and in any section relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature) (collectively, the “Filed SEC Documents”); or (ii) as disclosed in the like-numbered section of the disclosure letter delivered by the Company to Parent contemporaneously with the execution of this Agreement (the “Company Disclosure Letter”, it being agreed that disclosure of any item in any section of the Company Disclosure Letter shall also be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Qualification, Organization, Subsidiaries, etc.

(a) Each of the Company and each of its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization. Each of the Company and each of its Subsidiaries has all requisite corporate, partnership or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except when the failure to have such power or authority would not, individually or in the aggregate, have a Company Material Adverse Effect. True, complete and correct copies of the certificate of incorporation of the Company (the “Company Charter”) and the by-laws of the Company (the “Company By-laws”), as in effect as of the date of this Agreement, were made available to Parent prior to the date of this Agreement and the Company Charter and Company By-laws are in effect in such form.

(b) Each of the Company and each of its Subsidiaries is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has made available to Parent a correct and complete list of each jurisdiction where the Company and its Subsidiaries are organized and qualified to do business. The organizational or governing documents of the Company and each of its Subsidiaries, as provided to Parent prior to the date of this Agreement, are in full force and effect and neither the Company nor any Subsidiary is in violation of its organizational or governing documents in any material respect.

(c) As used in this Agreement, any reference to any fact, circumstance, event, change, effect or occurrence having a “Company Material Adverse Effect” means any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects or occurrences, (1) has had or is reasonably likely to have a material adverse effect on the business, results of operation or financial condition of the Company and its Subsidiaries taken as a whole, or (2) that prevents the Company from consummating, or materially impairs the ability of the Company to consummate, the Merger, but, in the case of the foregoing clause (1), shall not include the following facts, circumstances, events, changes, effects or occurrences: (i) those generally affecting the industries in which the Company and its Subsidiaries operate, or the economy or the general financial, credit or securities markets in the United States, including effects on such industries, economy or markets resulting from (A) any regulatory and political conditions or developments, or (B) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; (ii) those reflecting or resulting from changes or proposed changes in Law or GAAP (or the interpretation thereof) generally applicable to companies engaged in the industries in which the Company and its Subsidiaries operate; (iii) those resulting from actions or omissions of the Company or any of its Subsidiaries which Parent has requested or to which Parent has consented, in each case in writing; (iv) those which the Company demonstrates through specific evidence to have resulted proximately from the announcement of the Merger or this Agreement or the transactions contemplated hereby (including any loss or departure of employees or adverse developments in relationships with customers, suppliers, distributors, financing sources, strategic partners or other business partners, to the extent but only to the extent so resulting); or (v) any decline in the market price or trading volume of the equity securities of the Company or any failure, in and of itself, of the Company to meet any internal or public projections, forecasts or estimates of revenues or earnings (provided that the exception in this clause (v) shall not prevent or otherwise affect a determination that any fact, circumstance, event change, effect or occurrence underlying such decline or failure has resulted in, or contributed to, a Company Material Adverse Effect); provided that with respect to clauses (i) and (ii) any such fact, circumstance, event, change, effect or occurrence does not disproportionately adversely affect the Company and its Subsidiaries compared to other companies operating in the industries in which the Company and its Subsidiaries operate.

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 500,000,000 shares of Company Common Stock, 48,500,000 shares of preferred stock, par value $0.01 per share (“Authorized Preferred Stock”), and 1,500,000 shares of Series A Junior Participating Cumulative Preferred Stock, par value $0.01 (the “Series A Preferred Stock”, and together with the Authorized Preferred Stock, the “Company Preferred Stock”) reserved for issuance in connection with the rights (the “Rights”) issued under the Rights Agreement, dated as of December 16, 1997, by and between the Company and The Fifth Third Bank, as amended (the “Company Rights Agreement”). As of July 31, 2007, (i) 88,042,324 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Common Stock were held in treasury, (iii) 2,925,251 shares of Company Common Stock were reserved for issuance pursuant to the outstanding Company Stock Options, (iv) 798,995 shares of Company Common Stock were reserved for issuance pursuant to unvested restricted stock awards, (iv) no shares were reserved for issuance under the ASPP, (v) 7,500,000 shares of Company Common Stock were reserved for issuance in connection with warrants issued by the Company to third parties (the “Warrants”), and (vi) no shares of Company Preferred Stock were issued or outstanding. All outstanding shares of Company Common Stock, and all shares of Company Common Stock reserved for issuance as noted in clauses (iii), (iv) and (v) of the foregoing sentence, when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights (and have not been, and will not be, issued in violation of any preemptive rights). Section 3.2(a) of the Company Disclosure Letter lists each outstanding Warrant, the number of shares of Company Common Stock issuable upon the exercises thereof, and the exercise price per share thereof.

(b) Except as set forth in subsection (a) above, as of the date hereof, (i) the Company does not have any shares of its capital stock issued or outstanding other than shares of Company Common Stock that have become outstanding after July 31, 2007 under the ASPP or upon exercise of Company Stock Options or Warrants outstanding as of such date and (ii) there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary. No shares of Company Common Stock are held by any Subsidiary of the Company.

(c) Except as set forth in subsection (a) or (b) above, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(d) There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.

(e) Except as disclosed in the Filed SEC Documents, no holder of securities in the Company or any of its Subsidiaries has any right to have such securities or the offering or sale thereof registered under or pursuant to any securities Laws by the Company or any of its Subsidiaries.

(f) To the Knowledge of the Company, each Company Stock Option (A) was granted in compliance with all applicable Laws and all of the terms and conditions of the Company Stock Plans pursuant to which it was issued, (B) has an exercise price per share of Company Common Stock equal to or greater than the fair market value of a share of Company Common Stock on the date of, or the date immediately preceding, such grant, (C) has a grant date identical to the date on which the Company’s Board of Directors or Compensation Committee actually awarded such Company Stock Option, and (D) qualifies for the tax and accounting treatment afforded to such Company Stock Option in the Company’s Tax Returns (as hereinafter defined) and the financial statements included in the Company SEC Documents (as hereinafter defined), respectively.

Section 3.3 Subsidiaries. Section 3.3 of the Company Disclosure Letter sets forth a complete and correct list of each Subsidiary of the Company. Section 3.3 of the Company Disclosure Letter also sets forth the percentage of outstanding equity interests (including partnership interests and limited liability company interests) owned by the Company or its Subsidiaries of each of its Subsidiaries. All equity interests (including partnership interests and limited liability company interests) of the Company’s Subsidiaries held by the Company or by any other Subsidiary have been duly and validly authorized and are validly issued, fully paid and non-assessable and were not issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal or similar rights. All such equity interests owned by the

Company or its Subsidiaries are owned free and clear of any Lien or other limitation or restriction (including any restriction on the right to vote, sell, or otherwise dispose of such equity interests), other than restrictions imposed by applicable Law.

Section 3.4 Corporate Authority Relative to This Agreement; No Violation.

(a) The Company has the requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Company Stockholder Approval (as hereinafter defined), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company, and, except for (i) the Company Stockholder Approval and (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the transactions contemplated hereby. As of the date hereof, the Board of Directors of the Company has (A) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company’s stockholders, (B) approved and adopted this Agreement and the transactions contemplated hereby and (C) unanimously resolved to recommend that the Company’s stockholders adopt this Agreement and the transactions contemplated hereby (the “Recommendation”). This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at Law).

(b) Other than in connection with or in compliance with (i) the DGCL, (ii) the Securities Exchange Act of 1934 (the “Exchange Act”), (iii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (iv) any antitrust, competition or similar laws of any foreign jurisdiction, (v) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement in definitive form relating to the meeting of the Company’s stockholders to be held in connection with this Agreement and the transactions contemplated by this Agreement (the “Proxy Statement”), (vi) such filings and approvals as are required to be made or obtained under the money transmitter or money services business Laws of various states, and (vii) the approvals set forth on Section 3.4(b) of the Company Disclosure Letter (collectively, the “Company Approvals”), no authorization, consent or approval of, or filing with, any United States or foreign governmental or regulatory agency, commission, court, body, entity or authority (each, a “Governmental Entity”) is necessary, under applicable Law, for the consummation by the Company of the transactions contemplated hereby, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not, individually or in the aggregate, have a Company Material Adverse Effect.

(c) The execution, delivery and performance by the Company of this Agreement, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof by the Company do not and will not, (i) result in any violation of, breach or default (with or without notice or lapse of time, or both) under, require consent under, or give rise to any modification under or right of termination, cancellation, penalty or acceleration of any obligation or remedy, or to the loss of any benefit or any additional payment under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, Company Permit, concession, franchise, right, license, arrangement or other obligation to which the Company or any of its Subsidiaries is a party or to which their respective properties and assets are bound, or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”) upon any of the properties or assets of the Company or any of its Subsidiaries, (ii) contravene, conflict with or result in any violation of any provision of the Company Charter or Company By-laws or other equivalent organizational document of the Company’s Subsidiaries or (iii) assuming that the consents and approvals referred to in Section 3.4(b) are duly obtained, contravene, conflict with or result in any violation of any applicable Law, other than, in the case of clauses (i), (ii) (to the extent relating to Subsidiaries) and (iii), as would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.5 Reports and Financial Statements.

(a) The Company and its Subsidiaries have filed all forms, documents, statements and reports required to be filed prior to the date hereof by them with the SEC since June 30, 2004 (the forms, documents, statements and reports filed with the SEC since June 30, 2004 and those filed with the SEC subsequent to the date of this Agreement, if any, including any amendments thereto, the “Company SEC Documents”). As of their respective dates, or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseded filing prior to the date hereof, the Company SEC Documents complied, and each of the Company SEC Documents filed subsequent to the date of this Agreement will comply, in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations promulgated thereunder. As of the time of filing with the SEC, none of the Company SEC Documents so filed or that will be filed subsequent to the date of this Agreement contained or will contain, as the case may be, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent that the information in such Company SEC Document has been amended or superseded by a later Company SEC Document filed prior to the date hereof.

(b) The financial statements (including all related notes and schedules) of the Company and its Subsidiaries included in the Company SEC Documents fairly present (or will fairly present) in all material respects the financial position of the Company and its Subsidiaries on a consolidated basis, as at the respective dates thereof, and the consolidated results of operations, changes in stockholders’ equity and cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments consistent with past experience and to any other adjustments described therein, including the notes thereto) in conformity in all material respects with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements or foreign Subsidiaries, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal or accounting requirements and reflect only actual transactions.

(c) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is recorded or made known on a timely basis to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic reports required under the Exchange Act.

(d) The Company and its Subsidiaries have established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act (“Internal Controls”). Such Internal Controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of Internal Controls prior to the date hereof, to the Company’s auditors and audit committee (x) any significant deficiencies and material weaknesses in the design or operation of Internal Controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Internal Controls. The Company has made available to Parent a summary of any such disclosure made by management to the Company’s auditors and audit committee since June 30, 2005.

(e) There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company other than those made in the ordinary course of the Company’s business and on substantially the same terms as those prevailing at the time for comparable transactions with persons not related to the Company. The Company has not, since enactment of the Sarbanes-Oxley Act, taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

Section 3.6 No Undisclosed Liabilities. Neither the Company nor any Subsidiary of the Company has any material liability or obligation of any nature, whether or not accrued, contingent or otherwise, whether known or unknown and whether due or to become due, except (i) as reflected or reserved against in the Company’s consolidated balance sheets (or the notes thereto) included in the Company SEC Documents filed prior to the date of this Agreement, (ii) for this Agreement and the transactions contemplated hereby, and (iii) for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2006.

Section 3.7 Compliance with Law; Permits.

(a) The Company and each of its Subsidiaries is, and since the later of June 30, 2004 and its respective date of formation or organization has been, in compliance with and is not in default under or in violation of any applicable federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, award, settlement or agency requirement of or undertaking to or agreement with any Governmental Entity, including common law (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) The Company and its Subsidiaries are in possession of all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits would not, individually or in the aggregate, have a Company Material Adverse Effect. All Company Permits are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company and its Subsidiaries are not, and since June 30, 2004 have not been, in violation or breach of, or default under, any material Company Permit.

(c) Neither the Company nor any of its Subsidiaries maintains or conducts, and since June 30, 2004 has maintained or conducted, any business, investment, operation or other activity in or with: (i) any country or person targeted by any of the economic sanctions of the United States of America administered by the United States Treasury Department’s Office of Foreign Assets Control; (ii) any person appearing on the list of Specially Designated Nationals and Blocked Persons issued by the United States Treasury Department’s Office of Foreign Assets Control; or (iii) any country or person designated by the United States Secretary of the Treasury pursuant to the USA PATRIOT Act as being of “primary money laundering concern”.

Section 3.8 Environmental Laws and Regulations.

(a) Except as set forth in Section 3.8(a) of the Company Disclosure Letter (i) the Company and each of its Subsidiaries have conducted their respective businesses in material compliance with all applicable Environmental Laws (as hereinafter defined), (ii) there has been no release of any Hazardous Substance (as hereinafter defined) by the Company or any of its Subsidiaries in any manner that could reasonably be expected to give rise to any material remedial obligation or corrective action requirement under applicable Environmental Laws, (iii) neither the Company nor any of its Subsidiaries has received in writing any claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any federal, state, local or foreign or provincial Governmental Entity or private party asserting that the Company or any of its Subsidiaries is in material violation of, or liable under, any Environmental Law, in each case in a manner that would be material to the Company and its Subsidiaries, (iv) to the Company’s Knowledge no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law, or in a manner giving rise to any material liability under Environmental Law, from any properties while owned or operated by the Company or any of its Subsidiaries or as a result of any operations or activities of the Company or any of its Subsidiaries and (v) neither the Company, its Subsidiaries nor any of their respective properties are, or, to the Knowledge of the Company, threatened to become, subject to any material liabilities relating to any suit, settlement, court Order, regulatory requirement, judgment or written claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities.

(b) As used herein, “Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as in effect at the date hereof.

(c) As used herein, “Hazardous Substance” means any substance regulated under any Environmental Law including those listed, defined, designated, classified or regulated as a waste, pollutant or contaminant or as hazardous, toxic, radioactive or dangerous or any other term of similar import under any Environmental Law, including petroleum compounds and mold.

Section 3.9 Employee Benefit Plans.

(a) Section 3.9(a) of the Company Disclosure Letter sets forth a true and complete list of each Company Benefit Plan (other than Company Non-U.S. Benefit Plans). For purposes of this Agreement, the term “Company Benefit Plan” shall mean any material employee or director benefit plan, arrangement or agreement, including, without limitation, any such plan that is an employee welfare benefit plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), an employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) or a bonus, incentive, deferred compensation, vacation, stock purchase, stock option, stock-based severance, employment, change of control or fringe benefit plan, program or agreement that is sponsored or maintained by the Company or any of its Subsidiaries to or for the benefit of the current or former employees, independent contractors or directors of the Company and its Subsidiaries. The fifth Recital to this Agreement is true and accurate.

(b) The Company has heretofore made available to Parent true and complete copies of each of the Company Benefit Plans (other than Company Non-U.S. Benefit Plans) and (i) each writing constituting a part of such Company Benefit Plan, including all amendments thereto; (ii) the most recent (A) Annual Reports (Form 5500 Series) and accompanying schedules, if any, (B) audited financial statements and (C) actuarial valuation reports; (iii) the most recent determination letter from the Internal Revenue Service (“IRS”) (if applicable) for such Company Benefit Plan; and (iv) any related trust agreement or funding instrument now in effect or required in the future as a result of the transactions contemplated by this Agreement.

(c) Other than with respect to Company Non-U.S. Benefit Plans, (i) each of the Company Benefit Plans has been established, operated and administered in all material respects with applicable Laws, including, but not limited to, ERISA, the Code and, in each case, the regulations thereunder; (ii) each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS, and to the Knowledge of the Company, there are no existing circumstances or events that have occurred that would reasonably be expected to result in the revocation of such letter; (iii) no Company Benefit Plan is subject to Title IV of ERISA; (iv) no Company Benefit Plan provides health, life insurance or disability benefits (whether or not insured), with respect to current or former employees or directors of the Company or its Subsidiaries beyond their retirement or other termination of service, other than (A) coverage mandated by applicable Law or (B) death benefits or retirement benefits under any “employee pension plan” (as such term is defined in Section 3(2) of ERISA); (v) no material liability under Title IV of ERISA has been incurred by the Company, its Subsidiaries or any ERISA Affiliate of the Company that has not been satisfied in full, and, to the Knowledge of the Company, no condition exists that presents a risk to the Company, its Subsidiaries or any ERISA Affiliate of the Company of incurring a material liability thereunder; (vi) no Company Benefit Plan is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; (vii) all material contributions or other material amounts payable by the Company or its Subsidiaries as of the date hereof with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP; (viii) neither the Company nor its Subsidiaries has engaged in a transaction in connection with which the Company or its Subsidiaries would reasonably be expected to be subject to either a material civil penalty assessed pursuant to Section 409 of ERISA or a material Tax imposed pursuant to Section 4975 of the Code; and (ix) there are no material pending, threatened or, to the Knowledge of the Company, anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto which would reasonably be expected to result in any liability of the Company or any of its Subsidiaries. “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(d) No Company Benefit Plan exists that as a result of the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, (i) entitle any employee or officer of the Company or any of its Subsidiaries to severance pay or any increase in severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement or as required by applicable Law, (ii) accelerate the time of payment or vesting, or result in any payment or funding of compensation or benefits, or increase the amount of compensation or benefits due to any such employee, consultant or officer, except as expressly provided in this Agreement, (iii) result in payments which would not be deductible under Section 162(m) or Section 280G of the Code, or (iv) limit or restrict the right to merge, amend or terminate any of the Company Benefit Plans.

(e) Except as would not have a Company Material Adverse Effect, (i) all Company Benefit Plans maintained outside of the U.S. primarily for the benefit of employees working outside of the U.S. (such Company Benefit Plans, “Company Non-U.S. Benefit Plans”) comply with applicable local Law, (ii) the Company and its Subsidiaries have no unfunded liabilities with respect to any such Company Non-U.S. Benefit Plan and (iii) as of the date of this Agreement, there is no pending or, to the knowledge of the Company, threatened litigation relating to Company Non-U.S. Benefit Plans. As soon as practicable following the date hereof (but no later than 30 days after the date hereof), the Company shall provide to Parent a list of all Company Non-U.S. Benefit Plans.

(f) The Company has used reasonable efforts to maintain and administer, in good faith compliance with the requirements of Section 409A of the Code and any regulations or other guidance issued thereunder, all Company Benefit Plans that are “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code).

(g) Except for any amendments entered into on the date hereof and previously provided to Parent, the retention agreements that the Company entered into on July 27, 2007, as set forth on Section 3.9(a) of the Company Disclosure Letter, have not been amended or restated from the versions entered into on July 27, 2007.

Section 3.10 Absence of Certain Changes or Events. Since June 30, 2006, except as otherwise required or contemplated by this Agreement, (a) the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course of business consistent with past practice and (b) there have not been any facts, circumstances, events, changes, effects or occurrences that have had or would, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.11 Investigations; Litigation.

(a) There are no (i) actions, claims, suits, oppositions, cancellations, arbitrations, objections, investigations or proceedings (each, an “Action”) pending (or, to the Knowledge of the Company, threatened) against or affecting the Company or any of its Subsidiaries, or any of their respective properties, at Law or in equity (and, to the Knowledge of the Company, no basis for any such Action exists), or (ii) Orders of any Governmental Entity against the Company or any of its Subsidiaries, in each case of clause (i) or (ii), which would, individually or in the aggregate, have a Company Material Adverse Effect. As of the date hereof, there is no Action pending against (or, to the Knowledge of the Company, threatened) the Company that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger.

(b) Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other Order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is party to any commitment letter or similar undertaking to, or is subject to any Order or directive by, or has been since January 1, 2005, a recipient of any supervisory letter from, or has been ordered to pay any material civil money penalty by, or since January 1, 2005, has adopted any policies, procedures or board resolutions at the request or suggestion of any Governmental Entity, in each case that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Company Disclosure Letter, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised since January 1, 2005, by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Company Regulatory Agreement.

Section 3.12 Company Information. The Proxy Statement will not at the time of the mailing of the Proxy Statement to the stockholders of the Company, at the times of the Company Meeting, and at the time of any amendments thereof or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that no representation is made by the Company with respect to information supplied by or related to or the sufficiency of disclosures related to, Parent, Merger Sub or any Affiliate or representative of Parent or Merger Sub. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act, except that no representation is made by the Company with respect to information supplied by or related to Parent, Merger Sub or any Affiliate or representative of Parent or Merger Sub.

Section 3.13 Tax Matters.

(a)(i) The Company and each of its Subsidiaries have prepared and timely filed (taking into account any valid extension of time within which to file) all material Tax Returns required to be filed by any of them and all such Tax Returns are complete and accurate in all material respects,

(ii) the Company and each of its Subsidiaries have timely paid all material Taxes that are required to be paid by any of them (whether or not shown on any Tax Return), except with respect to matters contested in good faith through appropriate proceedings and for which adequate reserves have been established on the financial statements of the Company and its Subsidiaries in accordance with GAAP,

(iii) the U.S. consolidated federal income Tax Returns of the Company through the Tax year ending June 30, 2004 have been examined and the U.S. consolidated federal income Tax Return of the Company for the Tax year ending June 30, 2005 is as of the date hereof being examined by the IRS (or the period for assessment of the Taxes in respect of which such Tax Return was required to be filed has expired),

(iv) all assessments for material Taxes due with respect to completed and settled examinations or any concluded litigation have been fully paid,

(v) no Taxing authority has asserted any adjustment that would result in an additional material Tax on the Company or any of its Subsidiaries which has not been fully paid,

(vi) there is no material pending audit, examination, investigation, dispute, proceeding or claim relating to any Tax on the Company or any of its Subsidiaries (collectively, a “Proceeding”),

(vii) there are no Liens for material Taxes on any of the assets of the Company or any of its Subsidiaries other than statutory Liens for Taxes not yet due and payable or Liens for Taxes that are being contested in good faith through appropriate proceedings and for which adequate reserves have been established on the financial statements of the Company and its Subsidiaries in accordance with GAAP,

(viii) none of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the date hereof,

(ix) the Company and its Subsidiaries have withheld or collected and paid over to the appropriate Taxing authority or deposited in accordance with applicable Laws all material Taxes required to have been withheld or collected and paid or deposited in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party,

(x) except as disclosed in Section 3.13(a)(x) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations on or extension of the period for the assessment or collection of any Tax, and no such waivers of statutes of limitation or extensions have been requested from the Company or any Subsidiary,

(xi) neither the Company nor any of its Subsidiaries (a) has ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), (b) owes any material amount under any Tax sharing, indemnification or allocation agreement (other than a written agreement between or among the Company and its Subsidiaries), (c) is or has ever been a party to any Tax sharing or Tax allocation agreement, arrangement or understanding (other than a written agreement, written arrangement or written understanding between or among the Company and its Subsidiaries) or (d) has any material liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar Law),

(xii) no closing agreements, private letter rulings, technical advance memoranda or similar agreement or rulings have been entered into or issued by any taxing authority with respect to the Company or any Subsidiary, and neither the Company nor any of its Subsidiaries have outstanding any ruling request, request for consent to change a method of accounting, subpoena or request for information with or from a Taxing authority in connection with any Tax matter,

(xiii) except as disclosed in Section 3.13(a)(xiii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has or has ever had a fixed place of business or permanent establishment in any foreign country, and

(xiv) neither the Company nor any of its Subsidiaries (including current or former subsidiaries) has been a party to any transaction which the IRS has determined to be a “listed transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2).

(b) As used in this Agreement, (i) “Tax” or “Taxes” means any and all federal, state, local or foreign taxes, imposts, levies or other like assessments, including all net income,

gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, environmental windfall profits, unclaimed funds and other taxes of any kind whatsoever, including any and all interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity in connection with or with respect thereto and any interest in respect of such additions and penalties, and (ii) “Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return, consolidated federal income tax return or declaration of estimated Taxes (and including any amendments with respect thereto).

Section 3.14 Labor Matters. Neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization applicable to their respective employees, excluding, for this purpose, any non-U.S. industry-wide multiemployer bargaining agreement. Neither the Company nor any of its Subsidiaries is subject to a dispute, strike or work stoppage, except as would not, individually or in the aggregate, result in any material liability to the Company or any of its Subsidiaries. To the Knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, result in any material liability to the Company or any of its Subsidiaries.

Section 3.15 Intellectual Property.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth a true and complete list of all (i) registered Intellectual Property owned by the Company and its Subsidiaries, indicating for each registered item the registration or application number, the record owner and the applicable filing jurisdiction, and (ii) material unregistered trademarks owned by the Company and its Subsidiaries.

(b) Either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses adequate rights to use, all Intellectual Property material to their respective businesses as currently conducted (“Company IP”) free and clear of any Liens (other than, for the avoidance of doubt, obligations to pay royalties in the case of licensed in Intellectual Property), and all such rights shall survive unchanged the consummation of the transactions contemplated in this Agreement. There are no pending or, to the Knowledge of the Company, threatened claims by any person alleging infringement, misappropriation or other violation by the Company or any of its Subsidiaries of any other person’s Intellectual Property. To the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries and the Company IP does not misappropriate, infringe or otherwise violate any Intellectual Property of any other person. Neither the Company nor any of its Subsidiaries has made any claim for misappropriation, infringement or other violation by others of its rights in, to or in connection with the Intellectual Property of the Company or any of its Subsidiaries. To the Knowledge of the Company, no person is misappropriating, infringing or otherwise violating any Intellectual Property of the Company or any of its Subsidiaries.

(c) Each IP Contract is valid and binding on the Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and in full force and effect. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party, is in breach or default under any such IP Contract and the Company and its Subsidiaries know of no valid basis for the same. No party to any IP Contract has given the Company or its Subsidiaries notice of its intention to cancel, terminate, change the scope of rights under, or fail to renew any IP Contract. The transactions contemplated by this Agreement will not place the Company or its Subsidiaries in breach or default of any IP Contract, or trigger any modification, termination or acceleration or cause any additional fees to be due thereunder, or create any license under or Lien on Intellectual Property owned by the Parent or its Subsidiaries.

(d) The Company and its Subsidiaries (i) take reasonable actions to protect, maintain and preserve the (A) operation and security of their IT Assets, (B) confidentiality of data, information, and Trade Secrets owned, held or used by the Company or its Subsidiaries, and (C) Intellectual Property material to their respective businesses (including by having and enforcing a policy that appropriate prior and current employees, consultants and agents, execute non-disclosure and invention assignment agreements for the benefit of the Company and/or its Subsidiaries), (iii) abide by all Laws and internal policies regarding the collection, use and disclosure of personally identifiable and other confidential information, including customer and client information, and (iv) are not subject to any pending or, to the Knowledge of the Company, threatened claim that alleges a breach of any of the foregoing. To the Knowledge of the Company, none of the Company’s or its Subsidiaries’ current employees has any patents issued or applications pending for any device, process, design or invention of any kind now used or needed by the Company in furtherance of its business, which patents or applications have not been assigned to the Company.

(e) Operations at the Company’s and its Subsidiaries’ data centers have not been interrupted or failed within the past three (3) years in a manner that materially impaired the Company’s or its Subsidiaries’ ability to deliver the Company’s core products and services to their respective customers. The Company IP (i) is not subject to any pending or outstanding Action or Order, and to the Knowledge of the Company, there are no Actions or Orders threatened, that question or seek to cancel, limit, challenge or modify the ownership, validity, enforceability, registerability, use or right to use the Company IP, or that would restrict, impair or otherwise materially adversely affect the Company’s or its Subsidiaries’ use thereof or their rights thereto, and (ii) that is owned or exclusively licensed by the Company or its Subsidiaries, to the Knowledge of the Company, is valid and enforceable.

Section 3.16 Property. The Company and each of its Subsidiaries has good and valid title to all its owned real property and valid leasehold interests in all its leased properties and good title to all its other owned properties and assets in each case as reflected in the most recent balance sheet included in the Company SEC Documents, except for properties and assets that have been disposed of in the ordinary course of business since the date of such balance sheet, free and clear of all Liens of any nature whatsoever, except (a) Liens for current taxes, payments of which are not yet delinquent, (b) Liens permissible under any applicable loan agreements and indentures, and (c) such imperfections in title and easements and encumbrances as are not substantial in character, amount or extent and do not materially detract from the value, or interfere with the present use of the property subject thereto or affected thereby, or otherwise materially impair the Company’s or such Subsidiary’s business operations (in the manner presently carried on by the Company or such Subsidiary). All leases under which the Company or any of its Subsidiaries leases any real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default and no event has occurred which, with notice, lapse of time or both would constitute a breach, violation or default by any of the Company or its Subsidiaries or permit termination, modification, acceleration or repudiation by any third party thereunder, except for, in each case, any ineffectiveness, invalidity, failure to be binding, unenforceability, breach, violation, default, termination, modification, acceleration or repudiation that would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.17 Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of Goldman, Sachs & Co., dated as of the date hereof, to the effect that, as of the date hereof, the Merger Consideration is fair to the holders of the Company Common Stock from a financial point of view.

Section 3.18 Required Vote of the Company Stockholders. Assuming the accuracy of the representations and warranties in Section 4.8, the affirmative vote of the holders of outstanding shares of Company Common Stock, voting together as a single class, representing at least a majority of all the votes then entitled to vote at a meeting of stockholders, is the only vote of holders of securities of the Company which is required to approve this Agreement, the Merger and the other transactions contemplated hereby (the “Company Stockholder Approval”).

Section 3.19 Material Contracts.

(a) Except for this Agreement, the Company Benefit Plans or as filed with the SEC prior to the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by, as of the date hereof, any Contract (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to the Company; (ii) which constitutes a Contract or commitment relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $3 million; (iii) which contains any provision that would by its terms materially restrict or alter the conduct of business of, or purport materially to restrict or alter the conduct of business of, the Company or any of its Affiliates (including, following the consummation of the Merger, Parent or, to the Company’s Knowledge, any Affiliate of Parent); (iv) which contains a standstill or similar agreement pursuant to which the Company or any of its Subsidiaries has agreed not to acquire assets or securities of the other party or any of its Affiliates; or (v) which contains any provision that would limit in any material respect the ability of the Company and its Subsidiaries to solicit prospective employees or customers or would so limit or purport to limit the ability of Parent or its Affiliates to do so after the Effective Time (all contracts of the type described in this Section 3.19(a) being referred to herein as “Company Material Contracts”).

(b) A true and complete copy of each Company Material Contract has been made available to Parent prior to the date of this Agreement and (i) each such Company Material Contract is a valid and binding agreement of the Company or one or more of its Subsidiaries, as the case may be, and is in full force and effect, and (ii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party thereto, is in default or breach in any material respect under the terms of any such Company Material Contract.

Section 3.20 Finders or Brokers. Except for Goldman, Sachs & Co., neither the Company nor any of its Subsidiaries has engaged any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger or the other transactions contemplated hereby.

Section 3.21 State Takeover Statutes; Rights Plan. The Board of Directors of the Company has approved this Agreement, and the transactions contemplated hereby as required to render inapplicable to this Agreement and the transactions contemplated hereby the restrictions on “business combinations” set forth in Section 203 of the DGCL and, to the Knowledge of the Company, similar “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” laws (in each case assuming the accuracy of the representations and warranties in Section 4.8). The Company has taken all action necessary so that the entering into of this Agreement and the consummation of the transactions contemplated hereby do not and will not result in the grant of any rights to any person under the Company Rights Agreement or enable or require the rights issuable thereunder to be exercised, distributed or triggered.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (i) as disclosed in, and reasonably apparent from, any report, schedule, form or other document filed with, or furnished to, the SEC and publicly available prior to the date of this Agreement (collectively, the “Parent Filed SEC Documents”) (excluding, in each case, any disclosures set forth in any risk factor section and in any section relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature) or (ii) as disclosed in the like-numbered section of the disclosure letter delivered by Parent to the Company contemporaneously with the execution of this Agreement (the “Parent Disclosure Letter,” it being agreed that disclosure of any item in any section of the Company Disclosure Letter shall also be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1 Qualification; Organization.

(a) Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization. Each of Parent and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except when the failure to have such power or authority would not, individually or in the aggregate, have a Parent Material Adverse Effect. True, complete and correct copies of the articles of incorporation of Parent (the “Parent Charter”) and the by-laws of Parent (the “Parent By-laws”), as in effect as of the date of this Agreement, were made available to the Company prior to the date of this Agreement and the Parent Charter and Parent By-laws are in effect in such form.

(b) Each of Parent and Merger Sub is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing is not, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect. The organizational or governing documents of the Parent and Merger Sub, as provided to the Company prior to the date of this Agreement, are in full force and effect and neither Parent nor Merger Sub is in violation of its organizational or governing documents in any material respect.

Section 4.2 Corporate Authority Relative to This Agreement; No Violation.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at Law).

(b) Other than in connection with or in compliance with (i) the DGCL, (ii) the Exchange Act, (iii) the HSR Act, (iv) any antitrust, competition or similar laws of any foreign jurisdiction, (v) such filings and approvals as are required to be made or obtained under the money transmitter or money services business Laws of various states and (vi) the approvals set forth on Section 4.2(b) of the Parent Disclosure Letter (collectively, the “Parent Approvals”), no authorization, consent or approval of, or filing with, any Governmental Entity is necessary for the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals or filings, that, if not obtained or made, would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(c) The execution, delivery and performance by Parent and Merger Sub of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof do not and will not (i) result in any violation of, breach or default (with or without notice or lapse of time, or both) under, require consent under, or give rise to any modification under or right of termination, cancellation, penalty or acceleration of any obligation or remedy, or to the loss of any benefit or any additional payment under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right, license, arrangement or other obligations to which Parent or any of its Subsidiaries is a party or to which their respective properties and assets are bound, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) contravene, conflict with or result in any violation of any provision of the Parent Charter or Parent By-laws or other equivalent organizational document, in each case as amended, of Parent’s Subsidiaries or (iii) assuming that the consents and approvals referred to in Section 4.2(b) are duly obtained, contravene, conflict with or result in any violation of any applicable Laws, other than, in the case of clauses (i) and (iii), as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.3 Parent Information. None of the information supplied or to be supplied by Parent or Merger Sub in writing for inclusion or incorporation by reference in the Proxy Statement will at the time of the mailing of the Proxy Statement to the stockholders of the Company, at the time of the Company Meeting, and at the time of any amendments thereof or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that no representation is made by Parent with respect to information supplied by or related to or the sufficiency of disclosures related to the Company or any Affiliate or representative of the Company.

Section 4.4 Availability of Funds. As of the Closing Date Parent shall have or have immediately available to it sufficient funds to consummate the Merger and the other transactions contemplated hereby and required for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement, including the payment of the Merger Consideration and the consideration in respect of the Company Stock Options and the Company Restricted Shares under Section 2.3.

Section 4.5 Ownership and Operations of Merger Sub. As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, 100 shares of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub has not conducted any business other than (x) incident to its formation for the sole purpose of carrying out the transactions contemplated by this Agreement and (y) in relation to this Agreement, the Merger and the other transactions contemplated hereby and the financing of such transactions.

Section 4.6 Finders or Brokers. Except for Credit Suisse Securities (USA), neither Parent nor any of its Subsidiaries has engaged any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger or the other transactions contemplated hereby.

Section 4.7 Ownership of Shares. Neither Parent nor Merger Sub owns any Shares, beneficially, of record or otherwise, as of the date hereof or at any time prior to the time that is immediately prior to the Effective Time.

Section 4.8 No Interested Shareholder. Prior to the Board of Directors of the Company approving this Agreement, the Merger and the other transactions contemplated hereby for purposes of the applicable provisions of the DGCL, neither Parent nor Merger Sub, alone or together with any other Person, was at any time, or became, an “interested shareholder” thereunder or has taken any action that would cause any anti-takeover statute under the DGCL to be applicable to this Agreement, the Merger, or any transactions contemplated by this Agreement.

Section 4.9 Investigations; Litigation. There are no Actions pending (or, to the Knowledge of Parent, threatened) against or affecting Parent or any of its Subsidiaries, or any of their respective properties, at Law or in equity (and, to the Knowledge of Parent, no basis for any such Action exists), or (ii) Orders of any Governmental Entity against Parent or any of its Subsidiaries, in each case of clause (i) or (ii), which would, individually or in the aggregate, have a Parent Material Adverse Effect. As of the date hereof, there is no Action pending (or, to the Knowledge of Parent, threatened) against Parent that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business.

(a) From and after the date hereof and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be otherwise required by applicable Law, (ii) with the prior written consent of Parent (not to be unreasonably withheld or delayed), (iii) as expressly contemplated or permitted by this Agreement or (iv) as disclosed in Section 5.1 of the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to, (i) conduct its business in all material respects in the ordinary course consistent with past practices, (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and to retain the services of its key officers and key employees and (iii) take no action which is intended to or which would reasonably be expected to materially adversely affect or materially delay the ability of any of the parties hereto to obtain any necessary approvals of any regulatory agency or other Governmental Entity required for the transactions contemplated hereby, to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or otherwise materially delay or prohibit consummation of the Merger or other transactions contemplated hereby; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action constitutes a breach of such provision of Section 5.1(b).

(b) The Company agrees with Parent that between the date hereof and the earlier of the Effective Time and the Termination Date, except as set forth in Section 5.1(b) of the Company Disclosure Letter or as otherwise expressly contemplated or expressly permitted by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (not to be unreasonably withheld or delayed):

(i) adjust, split, combine or reclassify any capital stock or otherwise amend the terms of its capital stock;

(ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire or encumber or pledge any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, except in connection with the exercise of stock options or settlement of other awards or obligations outstanding as of the date hereof (or permitted hereunder to be granted after the date hereof); provided that this Section 5.1(b)(ii) shall not apply dividends or distributions paid in cash by Subsidiaries to the Company or to other Subsidiaries;

(iii) grant any person any right to acquire any shares of its capital stock;

(iv) issue, sell, dispose of or otherwise permit to become outstanding, or authorize or propose the creation of, any additional shares of capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, except pursuant to the exercise of Warrants or stock options or settlement of other awards outstanding as of the date hereof (or permitted hereunder to be granted after the date hereof) and in accordance with the terms of such instruments or as required under any Company Benefit Plan;

(v) purchase, sell, transfer, mortgage, encumber or otherwise dispose of (i) any properties or assets having a value in excess of $3 million in the aggregate (other than sales of inventory, or commodity, purchase, sale or hedging agreements, in each case in the ordinary course of business), or (ii) any material Company IP owned by the Company or its Subsidiaries, except as disclosed in Section 5.1(b)(v) of the Company Disclosure Letter;

(vi) make any capital expenditures not contemplated by the capital expenditure budget previously made available to Parent having an aggregate value in excess of $2.0 million for any 12 consecutive month period;

(vii) incur, assume, guarantee, or become obligated with respect to any debt, excluding intercompany debt, other than settlement obligations incurred in the ordinary course of business and other than pursuant to the Company’s revolving credit facility or under short-term debt or overdraft facilities, in each case as in effect as of the date hereof and as renewed on substantially similar terms from time to time;

(viii) make any investment in excess of $3 million in the aggregate, whether by purchase of stock or securities, contributions to capital, property transfers, or entering into binding agreements with respect to any such investment or acquisition;

(ix) make any acquisition of another Person or business, whether by purchase of stock or securities, contributions to capital, property transfers, or entering into binding agreements with respect to any such investment or acquisition;

(x) except in the ordinary course of business consistent with past practice, enter into, renew, extend, materially amend or terminate any Company Material Contract or Contract which if entered into prior to the date hereof would be a Company Material Contract other than any Contract relating to indebtedness that would not be prohibited under clause (vii) of this Section 5.1(b) or Contracts relating to compensation or benefits or Company Benefit Plans to the extent not prohibited under clause (xi) of this Section 5.1(b);

(xi) except as required by Law (including Section 409A of the Code) or by Contracts in existence as of the date hereof or by Company Benefit Plans or as disclosed in Section 5.1(b)(xi) of the Company Disclosure Letter, (A) increase in any manner the compensation, bonus, severance or benefits of, pay any bonus to, or make any new equity-based awards to, any of its employees, directors, consultants, independent contractors or service providers except in the ordinary course of business consistent with past practice, (B) pay, grant or provide any pension, severance or retirement benefits not required by any existing plan or agreement to any employees, directors, consultants, independent contractors or service providers, (C) enter into, amend (other than amendments that do not materially increase the cost to the Company or any of its Subsidiaries of maintaining the applicable compensation or benefit program, policy, arrangement or agreement), adopt, implement or otherwise commit itself to, or terminate any compensation or benefit plan, program, policy, arrangement or agreement including any pension, retirement, profit-sharing, bonus or other employee benefit or welfare benefit plan, policy, arrangement or agreement or employment or consulting agreement with or for the benefit of any employee, director, consultant, independent contractor or service provider or amend the terms of any outstanding equity-based award, or (D) accelerate the vesting, or payment, or fund or secure the payment of, or the lapsing of restrictions with respect to, any compensation, stock options other stock-based compensation or other benefits;

(xii) waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages not in excess of $3 million in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) or otherwise pay, discharge or satisfy any claims, liabilities or obligations in excess of such amount, in each case, other than in the ordinary course consistent with past practice;

(xiii) amend or waive any provision of the Company Charter or the Company By-laws or other equivalent organizational documents of the Company’s Subsidiaries or of the Company Rights Agreement or, in the case of the Company, enter into any agreement with any of its stockholders in their capacity as such;

(xiv) take any action that is intended or would reasonably be expected to, individually or in the aggregate with other such actions, result in any of the conditions to the Merger set forth in ARTICLE VI not being satisfied;

(xv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of such entity;

(xvi) implement or adopt any material change in its financial accounting principles, practices or methods, other than as required by GAAP, the Company’s outside auditors, applicable Law or regulatory guidelines;

(xvii) enter into any new line of business or materially change its risk, investment, asset liability management and operating policies, except as required by applicable Law;

(xviii) let lapse, abandon or cancel any registered Company IP owned by the Company or its Subsidiaries except, if consistent with reasonable business judgment, such Company IP is no longer useful in the business of the Company or its Subsidiaries;

(xix) enter into any closing agreement with respect to material Taxes, settle or compromise any material liability for Taxes, make, revoke or change any material Tax election, agree to any adjustment of any material Tax attribute, file or surrender any claim for a material refund of Taxes, execute or consent to any waivers extending the statutory period of limitations with respect to the collection or assessment of material Taxes, file any amended Tax Return or obtain any Tax ruling, change any annual Tax accounting period, change any method of Tax accounting or file for any change in accounting method; or

(xx) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 5.1(b).

(c) From and after the date hereof and prior to the earlier of the Effective Time or the Termination Date and except (i) as may be otherwise required by applicable Law, (ii) with the prior written consent of the Company (not to be unreasonably withheld or delayed) or (iii) as expressly contemplated or permitted by this Agreement, Parent shall not, and shall not permit any of its Subsidiaries to, (a) take any action which is intended to or which would reasonably be expected to materially adversely affect or materially delay the ability of any of the parties hereto to obtain any necessary approvals of any regulatory agency or other Governmental Entity required for the transactions contemplated hereby, to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or otherwise materially delay or prohibit consummation of the Merger or other transactions contemplated hereby; or (b) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 5.1(c).

(d) The Company shall not amend or modify, or waive any provision of, any Employment Agreement, without the prior written consent of Parent.

Section 5.2 Access.

(a) From the date hereof until the Effective Time, upon reasonable notice and subject to the requirements and prohibitions of applicable Laws, the Company shall provide to Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access during normal business hours to the offices, properties, books, records and personnel of the Company and its Subsidiaries, and furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such other information concerning its business, properties and personnel as such persons may reasonably request, except that nothing herein shall require a party or any of its Subsidiaries to disclose any information that would reasonably be expected to cause a violation of any agreement to which such party or any of its Subsidiaries is a party or would cause a risk of a loss of privilege to such party or any of its Subsidiaries. Any investigation pursuant to this Section 5.2(a) shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. No information or knowledge obtained by a party in any investigation pursuant to this Section 5.2(a) shall affect or be deemed to modify any representation or warranty made by the Company in ARTICLE III or by Parent in ARTICLE IV.

(b) The Company shall provide, and shall cause its Subsidiaries and its and their respective Representatives to provide, to Parent and its lenders such historical, financial and other business information regarding the Company and its Subsidiaries or Parent may reasonably request, and to provide reasonable cooperation to Parent in connection with the Financing as may be reasonably requested by Parent, including (i) using reasonable efforts to cause to be prepared and provided to Parent such financial information and data and financial statements of the Company as may be reasonably required in connection with the Financing, (ii) causing senior executives of the Company, in each case to the extent reasonably required, to (A) participate in meetings, presentations, road shows, due diligence sessions with prospective lenders and sessions with rating agencies, (B) assist with the preparation of materials for rating agency presentations, offering documents, business projections and similar marketing documents in connection with the Financing, and (C) assist in negotiating the documentation for the Financing, including reviewing and commenting on documentation and participating in drafting and negotiating sessions with the lenders, (iii) using reasonable efforts to obtain officers’ certificates, legal opinions, accountants’ comfort letters and consents to the use of audit reports in connection with the Financing, and (iv) executing and delivering, at or immediately prior to the Effective Time, definitive financing documents in connection with the Financing, provided in each case that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries. Notwithstanding anything in this section to the contrary, none of the Company or any Subsidiary thereof shall be required to pay any commitment or other similar fee or incur any unreimbursed liability in connection with the Financing prior to the Effective Time. For purposes of this Section 5.2(b), “Financing” means the financing that is referred to in the Commitment Letter, dated on or about the date hereof, by and between Parent, Credit Suisse Securities (USA) LLC and Credit Suisse or, alternatively, any replacement financing. For the avoidance of doubt, the Company’s obligations in this Section 5.2(b) are limited to reasonable cooperation, and obtaining the Financing shall not in any event be deemed to be the responsibility of the Company.

(c) Each party hereby agrees that all information provided to it or its counsel, financial advisors, auditors and other authorized representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be “Evaluation Materials” as such term is used in and for all purposes of, and shall be treated in accordance with, those certain Confidentiality Agreements, dated May 24, 2007 and July 6, 2007, between the Company and Parent (the “Confidentiality Agreements”) as if it had been provided prior to the date of this Agreement.

(d) Promptly following the date hereof, the Company shall use its reasonable best efforts to cause any person to whom the Company has provided documents, data or other materials relating to the Company or its Subsidiaries in connection with the consideration of any business combination involving the Company to return or destroy any such documents, files, data or other materials in accordance with the confidentiality agreement between the Company and such person.

Section 5.3 No Solicitation.

(a) Subject to Section 5.3(b)-(f), the Company agrees that neither it nor any Subsidiary of the Company shall, and that it shall direct its and their respective officers, directors, employees, agents and representatives, including any investment banker, attorney or accountant retained by it or any of its Subsidiaries (“Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage (including by providing information) or facilitate any inquiries, proposals or offers with respect to, or the making or completion of, an Alternative Proposal, (ii) engage or participate in any negotiations concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of its Subsidiaries in connection with, or have any discussions with any person relating to, an actual or proposed Alternative Proposal, or otherwise knowingly encourage or facilitate any effort or attempt to make or implement an Alternative Proposal, including exempting any Person (other than Parent and Merger Sub and their Affiliates) from the Company Rights Agreement, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Alternative Proposal, (iv) approve, endorse or recommend, or propose to approve, endorse or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Alternative Proposal, (v) amend, terminate, waive or fail to enforce, or grant any consent under, any confidentiality, standstill or similar agreement, or (vi) resolve to propose or agree to do any of the foregoing; provided, however, it is understood and agreed that any determination or action by the Board of Directors of the Company permitted under Section 5.3(c) or (d) shall not be deemed to be a breach or violation of this Section 5.3(a).

(b) The Company shall, shall cause each of its Subsidiaries to, and shall direct each of its Representatives to, immediately cease any solicitations, discussions or negotiations with any Person (other than the parties hereto) that has made or indicated an intention to make an Alternative Proposal, in each case that exist as of the date hereof.

(c) Notwithstanding anything to the contrary in Section 5.3(a) or (b), if the Company receives an unsolicited Alternative Proposal from a person (other than Parent) which did not result from or arise in connection with a breach of Section 5.3(a), and which the Board of Directors of the Company determines, in good faith, after consultation with its outside counsel and financial advisors, is reasonably likely to result in a Superior Proposal, then, prior to the Company Meeting (but not thereafter) the Company may, and may permit its Subsidiaries and Representatives to, (i) furnish non-public information with respect to the Company and its Subsidiaries to the person making such Alternative Proposal and its Representatives pursuant to a customary confidentiality agreement with such person on substantially the same terms as and that is no less restrictive of such person than the Confidentiality Agreements, and (ii) participate in discussions or negotiations with such person and its Representatives regarding such Alternative Proposal; provided, however, that the Company shall simultaneously provide or make available to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to such person or its Representatives which was not previously provided or made available to Parent.

(d) Neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify in a manner adverse to Parent or Merger Sub, or publicly propose to withdraw or modify in a manner adverse to Parent or Merger Sub, the Recommendation, (ii) approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Alternative Proposal or (iii) approve or recommend, or publicly propose to approve, endorse or recommend, any Alternative Proposal. Notwithstanding the foregoing, if, prior to receipt of the Company Stockholder Approval, the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that failure to so withdraw or modify its Recommendation would be inconsistent with its fiduciary duties under applicable Law, the Board of Directors of the Company or any committee thereof may withdraw or modify its Recommendation; provided, however, that no such withdrawal or modification may be made until after at least 48 hours following Parent’s receipt of written notice from the Company advising that management of the Company currently intends to recommend to its Board of Directors that it take such action and the basis therefor, including all necessary information under Section 5.3(e). In determining whether to withdraw or modify its Recommendation in response to a Superior Proposal or otherwise, the Board of Directors of the Company shall taken into account any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent in response to such notice.

(e) The Company promptly (and in any event within 48 hours) shall advise Parent orally and in writing of (i) any Alternative Proposal or indication or inquiry with respect to or that would reasonably be expected to lead to any Alternative Proposal, (ii) any request for non-public information relating to the Company or its Subsidiaries, other than requests for information not reasonably expected to be related to an Alternative Proposal, and (iii) any inquiry or request for discussion or negotiation regarding an Alternative Proposal, including in each case the identity of the person making any such Alternative Proposal or indication or inquiry and the material terms of any such Alternative Proposal or indication or inquiry (including copies of any document or correspondence evidencing such Alternative Proposal or inquiry). The Company shall keep Parent reasonably informed on a reasonably current basis of the status (including any material change to the terms thereof) of any such Alternative Proposal or indication or inquiry.

(f) Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from (i) disclosing to its stockholders a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or (ii) making any required disclosure to the Company’s stockholders if, in the good faith judgment of such Board of Directors, after consultation and the receipt of advice from its outside counsel, failure to disclose such information would reasonably be expected to violate its obligations under applicable Law; provided, however, that if any such disclosure constitutes a withdrawal of the Recommendation or a modification of the Recommendation in a manner adverse to Parent or Merger Sub, Parent shall have the rights specified in Section 7.1(d)(ii) and 7.2(a)(ii).

(g) As used in this Agreement, “Alternative Proposal” shall mean any inquiry, proposal or offer from any Person or group of Persons other than Parent or one of its Subsidiaries for (i) a merger, reorganization, consolidation, share exchange, tender offer, exchange offer, business combination, recapitalization, liquidation, dissolution or similar transaction involving an acquisition of the Company or any Significant Subsidiary of the Company or (ii) the acquisition in any manner, directly or indirectly, of over 20% of the voting power in or business or assets of the Company or any of its Significant Subsidiaries, in each case other than the Merger.

(h) As used in this Agreement, “Superior Proposal” shall mean any bona fide written Alternative Proposal (i) on terms which the Board of Directors of the Company determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, to be more favorable from a financial point of view to the holders of Company Common Stock than the Merger, taking into account all the terms and conditions of such proposal (including the likelihood and timing of consummation thereof and all legal, financial, regulatory and other aspects of such proposal and the identity of the person making the proposal), and this Agreement (including any proposal committed to by Parent in good faith to amend the terms of this Agreement and the Merger in response to such proposal or otherwise; provided that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Alternative Proposal shall be deemed to be references to “50%.”

Section 5.4 Filings; Other Actions.

(a) As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC the Proxy Statement and Parent shall cooperate with the Company in connection with the preparation of the Proxy Statement. The Company shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after such filing, and shall thereafter mail or deliver the Proxy Statement to the stockholders of the Company. The Company shall as promptly as reasonably practicable notify Parent of the receipt of any oral or written comments from the staff of the SEC relating to the Proxy Statement. The Company shall cooperate and provide Parent with the opportunity to review and comment on (i) the draft of the Proxy Statement (including each amendment or supplement thereto) and (ii) all written responses to requests for additional information by and replies to written comments of the staff of the SEC, prior to filing of the Proxy Statement with or sending such to the SEC, and the Company will provide to Parent copies of all such filings made and correspondence with the SEC or its staff with respect thereto. If at any time prior to the Effective Time, any information should be discovered by any party hereto which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be promptly filed by the Company with the SEC and disseminated by the Company to its stockholders.

(b) The Company shall (i) take all action necessary in accordance with the DGCL and the Company Charter and the Company By-laws to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as reasonably practicable after the Proxy

Statement is cleared by the SEC (such meeting or any adjournment or postponement thereof, the “Company Meeting”), and (ii) use reasonable best efforts to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement, the Merger and the other transactions contemplated hereby and include its Recommendation in the Proxy Statement. Notwithstanding the foregoing, the Board of Directors of the Company may withdraw or modify its Recommendation in accordance with Section 5.3(d); provided that this Agreement, the Merger and the other transactions contemplated hereby shall be submitted to the stockholders of the Company at the Company Meeting for the purpose of approving this Agreement, the Merger and such other transactions contemplated hereby and nothing contained herein shall be deemed to relieve the Company of such obligation, provided, further, that if the Board of Directors of the Company shall have withdrawn or modified its Recommendation in accordance with Section 5.3(d), then in submitting this Agreement to the Company’s stockholders, the Board of Directors of the Company may submit this Agreement to the Company’s stockholders without Recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors of the Company may communicate the basis for its lack of Recommendation to the Company’s stockholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by applicable law.

Section 5.5 Employee Matters.

(a) For a period following the Effective Time until December 31, 2008, Parent shall provide, or shall cause to be provided, to each current employee of the Company and its Subsidiaries (“Company Employees”) annual base salary and base wages, cash incentive compensation opportunities and benefits, in each case, that are no less favorable than such annual base salary and base wages, cash incentive compensation opportunities and benefits provided to the Company Employees immediately prior to the Effective Time. Notwithstanding any other provision of this Agreement to the contrary, (x) Parent shall or shall cause the Surviving Corporation to provide Company Employees whose employment terminates during the one-year period following the Effective Time with severance benefits in an amount that is equal to the severance benefits that such Company Employee would have been entitled to pursuant to and under circumstances consistent with the terms of the Company’s severance plan applicable to such Company Employee; provided, that such severance benefits shall be determined without taking into account any reduction after the Effective Time in base salary or base wages paid to Company Employees and shall take into account the service crediting provisions set forth in Section 5.5(b) below, and (y) the Company shall be entitled to establish a retention plan (the “Retention Plan”) pursuant to which awards in the aggregate not in excess of the amount set forth on Section 5.5(a) of the Company Disclosure Letter may be granted by the Chief Executive Officer of the Company to such officers and employees (other than Key Employees and any other employee who is a party to a retention agreement or severance agreement with the Company) of the Company and its Subsidiaries specified by, and payable on such terms and conditions as determined by the Chief Executive Officer of the Company after consultation with the senior management of Parent. Parent shall or shall cause the Surviving Corporation to honor the Retention Plan in accordance with its terms.

(b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employees after the Effective Time (including the Company Benefits Plans) (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company employee benefit plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply with respect to benefit accrual under any final average pay defined benefit pension plan or to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, to the extent legally permissible, (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a Company Benefit Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor all obligations under the Company Benefit Plans and compensation and severance arrangements and agreements in accordance with their terms as in effect immediately before the Effective Time, provided that, subject to the requirements of Section 5.5(a), nothing herein shall prohibit the Surviving Corporation from amending or terminating any particular Company Benefit Plan to the extent permitted by its terms or applicable Law.

(d) The provisions of this Section 5.5 are solely for the benefit of the parties to this Agreement, and no current or former employee or any other individual associate therewith shall be regarded for any purpose as a third-party beneficiary of the Agreement and nothing herein shall be construed as an amendment to any Company Benefit Plan for any purpose.

Section 5.6 Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use its reasonable best efforts to, and shall assist and cooperate with the other parties, to (i) consummate and make effective the Merger and the other transactions contemplated hereby, (ii) obtain as promptly as practicable all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods, including the Company Approvals and the Parent Approvals, from Governmental Entities and make such registrations and filings as may be necessary to obtain an approval, clearance, or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (iii) obtain as promptly as practicable of all necessary consents, approvals or waivers from third parties, (iv) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger and the other transactions contemplated hereby and (v) execute and deliver any additional instruments reasonably necessary to consummate the transactions contemplated hereby.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, the Company and Parent shall (i) promptly after the date hereof, file any and all Notification and Report Forms required under the HSR Act with respect to the Merger and the other transactions contemplated hereby, and use reasonable best efforts to cause the expiration or termination of any applicable waiting periods under the HSR Act, (ii) use reasonable best efforts to cooperate with each other in (x) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers, clearances, approvals, and expirations or terminations of waiting periods are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (y) as promptly as practicable making all such filings and timely obtaining all such consents, permits, authorizations or approvals, (iii) supply to any Governmental Entity as promptly as practicable any additional information or documents that may be requested pursuant to any Regulatory Law or by such Governmental Entity, and (iv) use reasonable best efforts to take as promptly as practicable, or cause to be taken as promptly as practicable, such other actions as may be necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated hereby, to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction or any other person may assert under Regulatory Law with respect to the Merger and the other transactions contemplated hereby, and to avoid or eliminate any impediment under any Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the End Date); provided that no party shall become subject to, or consent or agree to any requirement, condition, understanding, agreement or order of a Governmental Entity, unless such requirement, condition, understanding, agreement or order is binding on such party only in the event that the Closing occurs; and, provided, further, that nothing in this Agreement, or any “reasonable best efforts” standard generally, shall be deemed to require Parent to proffer to, or agree to, or to permit the Company to proffer to or agree to, with respect to assets or businesses of Parent, the Company or any of their respective Subsidiaries, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate or agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber before or after the Effective Time, any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or any of their respective Affiliates (or to consent to any sale, divestiture, lease, license, transfer, disposition or other encumbrance by the Company of any of its assets, licenses, operations, rights, product lines, businesses or interest therein or to any agreement by the Company to take any of the foregoing actions) or to agree to any changes (including through a licensing arrangement) or restriction on, or other impairment of Parent’s ability to own or operate, any such assets, licenses, product lines, businesses or interests therein or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Surviving Corporation, if and to the extent that any such conduct, action or agreement would be reasonably likely to result in any adverse term, condition, limitation or effect that would be material (measured on a scale relative to the Company and its Subsidiaries taken as a whole) to Parent, the Company or the Surviving Corporation (such adverse term, condition, limitation or effect a “Materially Burdensome Regulatory Condition”).

(c) Subject to applicable legal limitations and the instructions of any Governmental Entity, the Company and Parent shall keep each other apprised of the status of matters relating to the completion of the Merger and the other transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to such transactions. The Company and Parent shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Entity. Each of the Company and Parent agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the proposed transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate.

(d) For purposes of this Agreement, “Regulatory Law” means any and all state, federal and foreign statutes, rules, regulations, Orders, administrative and judicial doctrines and other Laws requiring notice to, filings with, or the consent, clearance or approval of, any Governmental Entity, or that otherwise may cause any restriction, in connection with the Merger and the transactions contemplated thereby, including (i) the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, (ii) any Law governing the direct or indirect ownership, control or operation of any of the operations or assets of the Company and its Subsidiaries, including those relating to money transmitting or (iii) any Law with the purpose of protecting the national security or the national economy of any nation.

Section 5.7 Takeover Statute. If any “fair price,” “moratorium,” “business combination,” “control share acquisition” or other form of anti-takeover statute or regulation shall become applicable to the Merger or the other transactions contemplated by this Agreement after the date of this Agreement, each of the Company and Parent and the members of their respective Boards of Directors shall grant such approvals and take such actions as are reasonably necessary so that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated herein and otherwise act to eliminate or minimize the effects of such statute or regulation on the Merger and the other transactions contemplated hereby. Nothing in this Section 5.7 shall be construed to permit Parent or Merger Sub to do any act that would constitute a violation or breach of, or as a waiver of any of the Company’s rights under, any other provision of this Agreement.

Section 5.8 Public Announcements. The Company and Parent will consult with and provide each other the reasonable opportunity to review and comment upon any press release, employee communication or other public statement or comment prior to the issuance of such press release, communication or other public statement or comment relating to this Agreement or the transactions contemplated hereby and shall not issue any such press release, communication or other public statement or comment prior to such consultation except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange. Parent and the Company agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of Parent and the Company.

Section 5.9 Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, existing as of the date of this Agreement in favor of the current or former directors or officers, as the case may be, of the Company or its Subsidiaries as provided in their respective certificates of incorporation or by-laws or other organization documents or in any agreement shall survive the Merger and shall continue in full force and effect and Parent shall honor such obligations.

(b) From and after the Effective Time, Parent shall, to the fullest extent to which the Company would be permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director and officer of the Company or any of its Subsidiaries (each, together with such person’s heirs, executor or administrators, an “Indemnified Party”) against any costs or expenses (and shall advance expenses as incurred to the fullest extent permitted under applicable law provided the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Action, arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred before the Effective Time in their capacities as officers or directors of the Company or any of its Subsidiaries or taken by them at the request or for the benefit of the Company or any of its Subsidiaries (including acts or omissions in connection with such persons serving as an officer, director, employee or other fiduciary in any entity if such service was at the request or for the benefit of the Company).

(c) Prior to the Effective Time, the Company shall purchase, and, following the Effective Time, the Surviving Corporation shall maintain, a fully pre-paid “tail” policy to the current policy of directors’ and officers’ liability insurance maintained as of the date hereof by the Company (the “Current Policy”), which tail policy shall cover a period from the Effective Time through and including the date six years after the Closing Date with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time, and which tail policy shall contain no less favorable coverage (including the scope and amount thereof) as, and contain terms and conditions that are equivalent to, the coverage set forth in the Current Policy; provided that the cost thereof does not exceed 400% of the aggregate amount per annum that the Company and its Subsidiaries paid for such coverage in its last full fiscal year.

(d) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the Company Charter or Company By-laws or other organization documents of the Company’s Subsidiaries or the Surviving Corporation, any other indemnification agreement or arrangement, the DGCL or otherwise. The provisions of this Section 5.9 shall survive the consummation of the Merger and, notwithstanding any other provision of this Agreement that may be to the contrary, expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.

(e) In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, to the extent not otherwise occurring by operation of law, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.9 . The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to Law, contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.9 is not prior to, or in substitution for, any such claims under any such policies.

Section 5.10 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any person alleging that the consent of such person is or may be required in connection with the Merger or the other transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Merger or the other transactions contemplated hereby, (iii) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause or result in any of the Conditions to the Merger set forth in Article VI not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.10 shall not (x) cure any breach of, or non-compliance with, any other provision of this Agreement or (y) limit the remedies available to the party receiving such notice; and, provided, further, that the failure to give prompt notice hereunder pursuant to clause (iii) shall not constitute a failure of a Condition to the Merger set forth in Article VI except to the extent that the underlying fact or circumstance not so notified would standing alone constitute such a failure.

Section 5.11 Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.12 Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (i) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time, and (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.13 Certain Transfer Taxes. Any liability arising out of any real estate transfer Tax with respect to interests in real property owned directly or indirectly by the Company or any of its Subsidiaries immediately prior to the Merger, if applicable and due with respect to the Merger, shall be borne by the Surviving Corporation or Parent and expressly shall not be a liability of stockholders of the Company.

Section 5.14 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties) at or prior to the Effective Time of the following conditions:

(a) The Company Stockholder Approval shall have been obtained.

(b) No Order issued by Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall then be in effect. No Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity of competent jurisdiction and then be in effect which prohibits or makes illegal the consummation of the Merger.

(c)(i) Any applicable waiting period under the HSR Act shall have expired or been earlier terminated, (ii) those regulatory approvals set forth on Schedule 6.1(c)(i) required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated , and (iii) any other Company Approvals required to be obtained for the consummation, as of the Effective Time, of the Merger and the other transactions contemplated by this Agreement, other than any Company Approvals the failure to obtain which would not, individually or in the aggregate, have a Company Material Adverse Effect, shall have been obtained (such approvals the “Requisite Regulatory Approvals”).

Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date, in which case they shall be true and correct as of such earlier date) as of the Closing Date as though made on and as of the Closing Date, provided, however, that for purposes of determining the satisfaction of this condition, no effect shall be given to any exception in such representations and warranties relating to materiality or a Parent Material Adverse Effect, and provided, further, that, for purposes of this condition, such representations and warranties shall be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, is reasonably likely to have a Parent Material Adverse Effect.

(b) Parent shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(c) Parent shall have delivered to the Company a certificate, dated the Effective Time and signed by its Chief Executive Officer or another senior executive officer, certifying to the effect that the conditions set forth in Section 6.2(a) and 6.2(b) have been satisfied.

Section 6.3 Conditions to Obligation of Parent and Merger Sub to Effect the Merger. The obligation of Parent and Merger Sub to effect the Merger is further subject to the fulfillment or waiver of the following conditions:

(a) The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date, in which case they shall be true and correct as of such earlier date) as of the Closing Date as though made on and as of the Closing Date, provided, however, that for purposes of determining the satisfaction of this condition, no effect shall be given to any exception in such representations and warranties relating to materiality or a material adverse effect, and instead, for purposes of this condition, such representations and warranties (other than the representations and warranties contained in Section 3.2(a), which shall be true and correct except to a de minimis extent relative to Section 3.2(a) taken as a whole) shall be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would have a Company Material Adverse Effect.

(b) The Company shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(c) The Company shall have delivered to Parent a certificate, dated the Effective Time and signed by its Chief Executive Officer, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

(d) No Requisite Regulatory Approval shall include any Materially Burdensome Regulatory Condition.

Section 6.4 Frustration of Closing Conditions. Neither the Company nor Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party’s breach in any material respect of any provision of this Agreement or failure to use reasonable best efforts to consummate the Merger and the other transactions contemplated hereby, to the extent required by and subject to Section 5.6.

ARTICLE VII

TERMINATION

Section 7.1 Termination or Abandonment. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the stockholders of the Company:

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent, if:

(i) the Effective Time shall not have occurred on or before March 1, 2008 (provided that if, as of such date, either (x) all conditions to the Closing shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing) other than the conditions set forth in Section 6.1(c)(i) and (ii), or (y) (A) any Governmental Entity of competent jurisdiction shall have entered an injunction, other legal restraint or Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such injunction, other legal restraint or Order shall not have become final and non-appealable, or (B) any Governmental Entity which must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has not become final and non-appealable, such date shall be extended to the earlier of (x) five (5) Business Days following the date the conditions to Closing set forth in Section 6.1(c)(i) and (ii) have been satisfied or waived, and (y) August 1, 2008 (the “End Date”), and the party seeking to terminate this Agreement pursuant to this Section 7.1 (b)(i) shall not have breached its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the Merger on or before the End Date;

(ii) if (A) any Governmental Entity of competent jurisdiction shall have entered an injunction, other legal restraint or Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such injunction, other legal restraint or Order shall have become final and non-appealable, or (B) any Governmental Entity which must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and non-appealable; or

(iii) the Company Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Stockholder Approval contemplated by this Agreement shall not have been obtained.

(c) by the Company, if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or Section 6.2 and (ii) cannot be cured or, if curable, is not cured within 30 days following written notice thereof to Parent.

(d) by Parent, if:

(i) the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or Section 6.3 to be satisfied and (ii) cannot be cured or, if curable, is not cured within 30 days following written notice thereof to the Company; or

(ii) the Board of Directors of the Company withdraws, modifies or qualifies in a manner adverse to Parent or Merger Sub, or publicly proposes to withdraw, modify or qualify, in a manner adverse to Parent or Merger Sub, its Recommendation, fails to recommend to the Company’s stockholders that they give the Company Stockholder Approval or approves, endorses or recommends, or publicly proposes to approve, endorse or recommend, any Alternative Proposal (it being understood that the taking by the Company or any of its Representatives of any of the actions permitted by Section 5.3(c) shall not give rise to a right to terminate pursuant to this clause (ii)).

(e) In the event of termination of this Agreement pursuant to this Section 7.1 , this Agreement shall terminate (except for the Confidentiality Agreements and the provisions of Section 7.2 and ARTICLE VIII), and there shall be no other liability or obligation on the part of the Company or Parent and Merger Sub to the other except liability arising out of the provisions of Section 7.2, any willful and material breach of any of the representations, warranties or covenants in this Agreement (subject to any express limitations set forth in this Agreement), or as provided for in the Confidentiality Agreements, in which case the aggrieved party shall be entitled to all rights and remedies available at Law or in equity.

Section 7.2 Termination Fees.

(a) In the event that:

(i)(A) after the date hereof, a bona fide Alternative Proposal shall have been made known to the Company or shall have been made directly to its stockholders generally or any person shall have publicly announced a bona fide intention (not subsequently withdrawn) to make an Alternative Proposal and (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to (x) Section 7.1(b)(i) and at the time of such termination the Company Stockholder Approval has not been obtained, (y) Section 7.1(b)(iii) (so long as the Alternative Proposal was publicly disclosed prior to, and had not been withdrawn at least ten (10) days prior to the Company Meeting) or (z) Section 7.1(d)(i), and (C) the Company enters into a definitive agreement with respect to, or consummates, a transaction contemplated by any Alternative Proposal within twelve (12) months of the date this Agreement is terminated (provided that for purposes of this Section 7.2(a)(i), the references to “20%” in the definition of Alternative Proposal shall be deemed to be references to “50%”); or

(ii) this Agreement is terminated by Parent pursuant to Section 7.1(d)(ii);

then in any such event under clause (i) or (ii) of this Section 7.2(a), the Company shall pay to Parent a termination fee equal to $176 million in cash (the “Termination Fee”), it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(b) Any payment required to be made pursuant to clause (i) of Section 7.2(a) shall be made to Parent promptly following the earlier of the execution of a definitive agreement with respect to, or the consummation of, the transaction referred to therein (and in any event not later than two (2) Business Days after delivery to the Company of notice of demand for payment); any payment required to be made pursuant to clause (ii) of Section 7.2(a) shall be made to Parent promptly following termination of this Agreement by Parent pursuant to Section 7.1(d)(ii) (and in any event not later than two (2) Business Days after delivery to the Company of notice of demand for payment), and such payment shall be made by wire transfer of immediately available funds to an account to be designated by Parent.

(c) In the event that the Company shall fail to pay the Termination Fee required pursuant to this Section 7.2 when due, such fee shall accrue interest for the period commencing on the date such fee became past due, at a rate equal to the rate of interest publicly announced by JPMorgan Chase Bank, National Association, in the City of New York from time to time during such period, as such bank’s prime lending rate. In addition, if the Company shall fail to pay such fee when due, the Company shall also pay to Parent all of Parent’s reasonable costs and expenses (including reasonable attorneys’ fees) in connection with efforts to collect such fee. The Company acknowledges that the fees and the other provisions of this Section 7.2 are an integral part of the Merger and that, without these agreements, Parent would not enter into this Agreement.

(d) Each of the parties hereto acknowledges that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement and that the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the occurrence of the Merger.

Section 8.2 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses, except (x) expenses incurred in connection with the printing, filing and mailing of the Proxy Statement (including applicable SEC filing fees) and all fees paid in respect of any HSR Act or other regulatory filing shall be borne one-half by the Company and one-half by Parent and (y) as otherwise set forth in Section 7.2.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more consecutive counterparts (including by facsimile), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

Section 8.4 Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 8.5 Jurisdiction; Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that prior to the termination of this Agreement in accordance with ARTICLE VII the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in any federal or state court located in the State of Delaware, this being in addition to any other remedy which they are entitled at Law or in equity. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in any federal or state court located in the State of Delaware. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 8.5, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject mater hereof, may not be enforced in or by such courts.

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.7 Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

To Parent or Merger Sub:

Fiserv, Inc.

Braves Acquisition Corp.

255 Fiserv Drive

Brookfield, WI 53045

Telecopy: (262) 879-5532

Attention: Charles W. Sprague

with copies to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Telecopy: (212) 558-3588

Attention: Mark J. Menting

        Matthew G. Hurd

To the Company:

CheckFree Corporation

4411 East Jones Bridge Road

Norcross, GA 30092

Telecopy: (678) 375-1150

Attention: Laura Binion

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telecopy: (212) 403-2000

Attention: Edward D. Herlihy

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address or facsimile of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any of or all of its rights, interest and obligations under this Agreement to Parent or to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Merger Sub of its obligations hereunder. Any attempt to make any assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Parent shall cause Merger Sub, and any assignee thereof, to perform its obligations under this Agreement and shall be responsible for any failure of Merger Sub or such assignee to comply with any representation, warranty, covenant or other provision of this Agreement.

Section 8.9 Severability. If any provision of this Agreement or the application thereof to any person (including the officers and directors of Parent, the Company and Merger Sub) or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

Section 8.10 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreements constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and, except as set forth in Section 5.9, is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder.

Section 8.11 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub, or in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of Company Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the Nasdaq National Market or Nasdaq Global Select Market, as the case may be, require further approval of the stockholders of the Company or Parent, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company or Parent. Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Whenever the words “the transactions contemplated hereby” or similar words or phrases appear, such words or phrases shall be deemed to be followed by the words “(but not including any arrangements, agreements or understandings to which the Company is not a party).” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall be deemed to mean “and/or.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.14 Certain Definitions. For purposes of this Agreement, the following terms will have the following meanings when used herein:

(a) “Affiliates” shall mean, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

(b) “Business Day” shall mean any day other than a Saturday, Sunday or a day on which the banks in New York are authorized by Law or executive order to be closed.

(c) “Company Stock Plans” means the Bluegill Technologies, Inc. 1997 Stock Option Plan, the Amended and Restated Bluegill Technologies, Inc. 1998 Incentive and Non-Qualified Stock Option Plan, the Checkfree Corporation 2002 Stock Incentive Plan, the Checkfree Corporation Third Amended and Restated 1995 Stock Option Plan, the Checkfree Holdings Corporation Amended and Restated 1983 Incentive Stock Option Plan, the Checkfree Holdings Corporation Amended and Restated 1983 Nonstatutory Stock Option Plan, and the Checkfree Holdings Corporation Amended and Restated 1993 Stock Option Plan.

(d) “Contracts” means any contracts, agreements, settlements, consents, licenses, notes, bonds, mortgages, indentures, commitments, leases or other instruments, obligations or arrangements, whether written or oral.

(e) “Intellectual Property” means all foreign and domestic intellectual property including without limitation all (i) trademarks, service marks, brand names, Internet domain names, logos, symbols, trade dress, fictitious names, trade names, and other indicia of origin and all goodwill associated therewith and symbolized thereby; (ii) patents and inventions and discoveries, whether patentable or not; (iii) confidential information, proprietary information, trade secrets and know-how, (including without limitation processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists) (collectively, “Trade Secrets”); (iv) copyrights and works of authorship in any media (including without limitation computer software programs, source code, databases and other complications of information); and (v) all disclosures, applications and registrations for any of the foregoing; (vi) all extensions, modifications, renewals, divisions, continuations, continuations-in-part, reissues, restorations and reversions related to any off the foregoing.

(f) “IP Contract” means any material Contract concerning Intellectual Property to which the Company or any of its Subsidiaries is a party, or is bound by, other than licenses for commercial “off-the-shelf” or “shrink-wrap” software that has not been modified or customized for the Company or its Subsidiaries.

(g) “IT Assets” means the computer software, firmware, middleware, servers, systems, networks, workstations, data communications lines, and all other information technology equipment, used by the Company and its Subsidiaries.

(h) “Knowledge” means (i) with respect to Parent, the actual knowledge of the individuals listed on Section 8.14(h)(i) of the Parent Disclosure Letter and (ii) with respect to the Company, the actual knowledge of the individuals listed on Section 8.14(h)(ii) of the Company Disclosure Letter.

(i) “Orders” means any orders, judgments, injunctions, awards, stipulations, decrees or writs handed down, adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Entity.

(j) “Parent Material Adverse Effect” means any fact, condition, circumstance, event, change, effect or occurrence that, individually or in the aggregate, prevents or materially delays or materially impairs the ability of Parent and Merger Sub to consummate the Merger on a timely basis, or would reasonably be expected to do so.

(k) “person” or “Person” shall mean an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person.

(l) “Subsidiary” and “Significant Subsidiary” have the meanings ascribed to such terms in Rule 1-02 of Regulation S-X promulgated by the SEC.

(m) Each of the following terms is defined in the section set forth opposite such term:

“Action”	3.11(a)
“Affiliates”	8.14(a)
“Agreement”	Preamble
“Alternative Proposal”	5.3(g)
“ASPP”	2.3(d)
“Authorized Preferred Stock”	3.2(a)
“Book-Entry Shares”	2.2(b)(i)
“Business Day”	8.14(b)
“Cancelled Shares”	2.1(c)
“Certificate of Merger”	1.3
“Certificates”	2.2(b)(i)
“Closing”	1.2
“Closing Date”	1.2
“Code”	2.2(b)(iii)
“Company”	Preamble
“Company Approvals”	3.4(b)
“Company Benefit Plan”	3.9(a)
“Company By-laws”	3.1(a)
“Company Charter”	3.1(a)
“Company Common Stock”	2.1(b)
“Company Disclosure Letter”	Article 3
“Company Employees”	5.5(a)
“Company IP”	3.15(b)
“Company Material Adverse Effect”	3.1(c)

“Company Material Contracts”	3.19(a)
“Company Meeting”	5.4(b)
“Company Non-U.S. Benefit Plans”	3.9(e)
“Company Permits”	3.7(b)
“Company Preferred Stock”	3.2(a)
“Company Regulatory Agreement”	3.11(b)
“Company Restricted Share”	2.3(b)
“Company Rights Agreement”	3.2(a)
“Company SEC Documents”	3.5(a)
“Company Stock Option”	2.3(a)
“Company Stock Plans”	8.14(c)
“Company Stockholder Approval”	3.18
“Confidentiality Agreements”	5.2(c)
“Contracts”	8.14(d)
“control”	8.14(a)
“Conversion Number”	2.3(a)
“Current Policy”	5.9(c)
“DGCL”	1.1
“Deferred Equity Units”	2.3(e)
“Dissenting Shares”	2.1(f)
“Dissenting Stockholders”	2.1(f)
“Effective Time”	1.3
“Employment Agreements”	Recitals
“End Date”	7.1(b)(i)
“Environmental Law”	3.8(b)
“ERISA”	3.9(a)
“ERISA Affiliate”	3.9(c)
“Exchange Act”	3.4(b)
“Exchange Agent”	2.2(a)
“Exchange Fund”	2.2(a)
“Filed SEC Documents”	Article 3
“Final Date”	2.3(d)
“GAAP”	3.5(b)
“Governmental Entity”	3.4(b)
“Hazardous Substance”	3.8(c)
“HSR Act”	3.4(b)
“Indemnified Party”	5.9(b)
“Internal Controls”	3.5(d)
“Intellectual Property”	8.14(e)
“IP Contracts”	8.14(f)
“IRS”	3.9(b)
“IT Assets”	8.14(g)
“Key Employees”	Recitals
“Knowledge”	8.14(h)
“Law”	3.7(a)
“Letter of Transmittal”	2.2(b)(i)

“Lien”	3.4(c)
“Materially Burdensome Regulatory Condition”	5.6(b)
“Merger”	Recitals
“Merger Consideration”	2.1(b)
“Merger Sub”	Preamble
“New Plans”	5.5(b)
“Old Plans”	5.5(b)
“Orders”	8.14(i)
“Parent”	Preamble
“Parent Approvals”	4.2(b)
“Parent By-laws”	4.1(a)
“Parent Charter”	4.1(a)
“Parent Common Stock”	2.1(a)
“Parent Disclosure Letter”	Article 4
“Parent Filed SEC Documents”	Article 4
“Parent Material Adverse Effect”	8.14(j)
“person”	8.14(k)
“Person”	8.14(k)
“Proceeding”	3.13(a)(vi)
“Proxy Statement”	3.4(b)
“Recommendation”	3.4(a)
“Regulatory Law”	5.6(d)
“Representatives”	5.3(a)
“Requisite Regulatory Approvals”	6.1(c)(iii)
“Retention Plan”	5.5(a)
“Rights”	3.2(a)
“Sarbanes-Oxley Act”	3.5(a)
“SEC”	3.4(b)
“Securities Act”	3.5(a)
“Series A Preferred Stock”	3.2(a)
“Share”	2.1(b)
“Significant Subsidiary”	8.14(l)
“Subsidiary”	8.14(l)
“Superior Proposal”	5.3(h)
“Surviving Corporation”	1.1
“Tax”	3.13(b)
“Taxes”	3.13(b)
“Tax Return”	3.13(b)
“Termination Date”	5.1(a)
“Termination Fee”	7.2(a)
“Trade Secrets”	8.14(e)
“Warrants”	3.2(a)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

FISERV, INC.

By:	/s/ Jeffery W. Yabuki
Name:	Jeffery W. Yabuki
Title:	President & CEO

BRAVES ACQUISITION CORP.

By:	/s/ Jeffery W. Yabuki
Name:	Jeffery W. Yabuki
Title:	President

CHECKFREE CORPORATION

By:	/s/ Peter J. Kight
Name:	Peter J. Kight
Title:	Chairman